UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03763A 20 7

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. NNA OF NEVADA, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE AG & CO. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person PN

The Statement on Schedule 13D filed November 17, 2016 by NNA of Nevada, Inc. (“NNA”), Fresenius Medical Care Holdings, Inc. (“FMCH”), and Fresenius Medical Care AG & Co. KGaA (“FMC AG & Co. KGaA” and, together with NNA and FMCH, “Filing Persons”), is hereby amended with respect to the items set forth below in this Amendment No. 1.  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the original Schedule 13D.

Item 2.                          Identity and Background

The information set forth in Schedule A to the Original Schedule 13D with respect to the directors and officers of the Filing Persons is hereby amended as follows:

Mr. Ronald Kuerbitz resigned as Chief Executive Officer and President of Fresenius Medical Care North America effective January 14, 2017, and as a member of the Management Board of Management AG effective February 17, 2017.  Mr. Kuerbitz has also resigned from his other positions with FMC AG & Co. KGaA and its subsidiaries, including as a director of FMCH and as CEO and a director of NNA.

Effective January 14, 2017, Mr. William Valle, who was President of Fresenius Kidney Care Group, LLC and President and a director of NNA, was appointed Chief Executive Officer and President of Fresenius Medical Care North America, which is his current principal occupation or employment.  Mr. Valle was also appointed a member of the Management Board of Management AG on February 17, 2017 and as CEO of NNA on January 14, 2017.

On January 5, 2017, Mr. Oliver Maier resigned from his position as Head of Investor Relations & Corporate Communications of FMC AG & Co. KGaA, and from his other positions with FMC AG & Co. KGaA and its subsidiaries, including as a director of FMCH.  Effective January 14, 2017, Lisa Dombro resigned from her position as Vice President of FMCH and Chief of Staff of the Office of CEO, Fresenius Medical Care North America.

Effective January 14, 2017, (i) Ronald Rodgers was appointed President of NNA succeeding Mr. Valle and as a director thereof.  Mr. Rodgers’ current principal occupation or employment is as President of Fresenius Kidney Care Group, LLC; (ii) Saurabh Tripathi was appointed Chief Financial Officer of NNA succeeding Peter Gladitsch.  Mr. Tripathi’s current principal occupation or employment is as Senior Vice President and CFO of Fresenius Kidney Care Group, LLC; and (iii) Ryan Valle was appointed Vice President of NNA succeeding Joseph Ruma.  Mr. R. Valle’s current principal occupation or employment is as Vice President — Corporate Development and Acquisitions, Fresenius Kidney Care Group, LLC.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

On April 26, 2017, NNA and the Issuer entered into a Fourth Amendment that further modified the Issuer’s obligations under the Registration Rights Agreement.  Under the Fourth Amendment, the Issuer was required to prepare and file a registration statement with the SEC covering the sale of NNA’s registrable securities by December 31, 2017 (previously, April 28, 2017) and to use its commercially reasonable best efforts to cause the registration statement registering such securities to be declared effective by the SEC by the earlier of (i) June 30, 2018 (previously October 27, 2017) and (ii) the fifth Trading Day after the date the Issuer is notified by the SEC that such registration statement will not be reviewed or will not be subject to further review prior to being declared effective by the SEC (the “Fifth Trading Day After SEC Notice”).

On July 26, 2017, NNA and the Issuer entered into a Fifth Amendment to the Registration Rights Agreement.  In the Fifth Amendment, NNA relinquished its right to require (subject to specified exceptions) that the Issuer obtain NNA’s prior consent to the filing of certain registration statements under the Securities Act of 1933, as amended.  The Fifth Amendment also further modified the Issuer’s obligations under the Registration Rights Agreement.  Under the Fifth Amendment, Issuer is now required to prepare and file a registration statement with the SEC covering the sale of NNA’s registrable securities by March 31, 2018.  The Fifth Amendment did not modify the Issuer’s obligation to use its commercially reasonable best efforts to cause the registration statement registering such securities to be declared effective by the SEC by the earlier of (i) June 30, 2018 and (ii) the Fifth Trading Day After SEC Notice.

Except as described in this Item 6, NNA’s obligations under the Registration Rights Agreement with respect to the registration of NNA’s registrable securities, and the liquidated damages and other remedies available to NNA upon the Issuer’s failure to comply with its obligations under that Agreement, have not changed. The foregoing descriptions of the Fourth Amendment and the Fifth Amendment are not complete and each such description is qualified in its entirety by reference to the full text of the Fourth Amendment and the Fifth Amendment, as applicable, each of which is an exhibit to this Schedule 13D (Amendment No. 1).

Item 7.                          Materials to be Filed as Exhibits

The following exhibits are filed with this Schedule 13D (Amendment No. 1):

Exhibit	Agreement

99.10

Fourth Amendment dated as of April 26, 2017 to Registration Rights Agreement between Apollo Medical Holdings, Inc. and NNA of Nevada, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 28, 2017).

99.11	Fifth Amendment dated as of July 26, 2017 to Registration Rights Agreement between Apollo Medical Holdings, Inc. and NNA of Nevada, Inc. (filed herewith).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2017

NNA OF NEVADA, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and Treasurer

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and President

FRESENIUS MEDICAL CARE AG & CO. KGaA,
represented by

Fresenius Medical Care Management AG, its general partner

By:	/s/ Michael Brosnan
Name:	Michael Brosnan
Title:	Member of the Management Board

By:	/s/ William Valle
Name:	William Valle
Title:	Member of the Management Board